UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

FORM 11-K
_____________

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File No. 001-02217

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

(Full title of the plan)

THE COCA-COLA COMPANY

(Name of issuer of the securities held pursuant to the plan)

One Coca-Cola Plaza
Atlanta, Georgia 30313

(Address of the plan and address of issuer’s principal executive offices)

CARIBBEAN REFRESCOS, INC.

THRIFT PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2014 and 2013

and for the Year Ended December 31, 2014

with Report of Independent Registered Public Accounting Firm

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2014 and 2013

and for the Year Ended December 31, 2014

To the Thrift Plan Committee of

Caribbean Refrescos, Inc.

Caribbean Refrescos, Inc.

Cidra, Puerto Rico

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of the Caribbean Refrescos, Inc. Thrift Plan (the “Plan”) as of December 31, 2014 and 2013 and the related statement of changes in net assets available for benefits for the year then ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013 and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ BANKS, FINLEY, WHITE & CO.

College Park, Georgia

June 26, 2015

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
ASSETS

Investments (Notes 3 and 4)	$36,269,394	$37,550,844
Due from broker	30,003	—
Participant contributions receivable	36,829	—
Employer contributions receivable	14,410	—
Notes receivable from Participants	718,135	666,510

Net assets available for benefits	$37,068,771	$38,217,354

Refer to Notes to Financial Statements.

2

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

Additions to net assets:
Investment income:
Net appreciation in fair value of investments	$739,370
Dividend income from common stock	738,641
Interest and dividend income	362,969
Total investment income	1,840,980

Interest income from notes receivable from participants	25,657

Contributions:
Employer	559,134
Participants	1,549,377
Total contributions	2,108,511

Total additions	3,975,148

Deductions from net assets:
Distributions to participants	5,109,637
Administrative expenses	14,094

Total deductions	5,123,731

Net decrease in net assets available for benefits	(1,148,583)

Net assets available for benefits, beginning of year	38,217,354

Net assets available for benefits, end of year	$37,068,771

Refer to Notes to Financial Statements.

3

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

Note 1 – Description of Plan

The following description of the Caribbean Refrescos, Inc. Thrift Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution pension plan covering a majority of the employees of Caribbean Refrescos, Inc. (the “Company”), a wholly owned subsidiary of The Coca-Cola Company. Eligible employees may begin participating in the Plan after reaching age 18 and completing three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Amendment

The Plan was amended in accordance with Puerto Rico Act No. 77 of July 1, 2014 which amended the Puerto Rico Internal Revenue Code of 2011 to allow participants of retirement plans to elect to prepay at a reduced tax rate the Puerto Rico income tax applicable on the participant’s accumulated and undistributed balance under the plan. This prepayment was available with respect to all or part of the participant’s account balance and the applicable tax rate was 8% during the Window Period that ran from July 1, 2014 to October 31, 2014. The Plan was further amended to allow in-service withdrawals during the Window Period by a participant requesting in writing a distribution of a portion or of the entire balance in his/her Before-Tax Account to prepay the special 8% tax on the accumulated and undistributed balance in accordance with the provisions of Puerto Rico Act No. 77. During the Window Period, Plan participants elected to pay the special 8% tax on accumulated and undistributed balances of $16,509,159 and the Before-Tax balances that were distributed for said purposes represented a total of $1,320,727.

Contributions

The election to contribute to the Plan by employees (“Participants”) is voluntary. Participant contributions are in the form of payroll deductions with the Company currently making a matching contribution equal to 100% of the first 3% of compensation contributed by a Participant subject to certain limitations imposed by the Puerto Rico Internal Revenue Code of 2011 (the “Code”). Participants are fully vested in their contributions and the Company contributions immediately.

Participants may contribute to the Plan with “Before-Tax” dollars and/or “After-Tax” dollars. “Before-Tax” contributions are not subject to current income taxation. For the year 2014, Participants may contribute to the Plan on a “Before-Tax” basis up to $15,000 of their annual compensation subject to certain limitations imposed by the Code. In addition to “Before-Tax” contributions, Participants may contribute on an “After-Tax” basis up to 10% of their annual compensation. Participants are allowed to roll over account balances from other qualified retirement plans into the Plan. The Plan allows Participants who are age 50 or older by the end of the year to make additional “Catch-Up” contributions within limits imposed by the Code.

4

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 1 – Description of Plan (Continued)

All contributions are paid to a trustee and are invested as directed by Participants. Participants may direct their contributions into a money market fund, common stock of The Coca-Cola Company, mutual funds and collective trust funds with various investment objectives and strategies.

Valuation of Participant Accounts

Participant account balances are valued based upon the number of shares or units of each investment fund credited to Participant accounts. The shares and units are revalued on a daily basis to reflect earnings and other transactions. Participant account balances are updated on a daily basis to reflect transactions affecting account balances.

Participant Loans

Participants may borrow from their account balances subject to certain limitations. Participant loans may be taken from a combination of “Before-Tax”, “After-Tax” and rollover account balances. The following applies to Participant loans:

(a)	The maximum amount that a Participant may borrow is the lesser of 50% of their account balance or $50,000. The $50,000 maximum is reduced by the Participant’s highest outstanding loan balance on any loans during the preceding 12 months.

(b)	The minimum amount that a Participant may borrow is the lesser of 50% of their account balance or $1,000.

(c)	The loan interest rate is the prime rate (as published in The Wall Street Journal at the inception of the loan) plus 1%.

(d)	The loan repayment period is one to five years for a general purpose loan and one to 15 years for a loan used to purchase or build a principal residence.

Payment of Benefits

Generally, payments from the Plan are made in a single lump sum upon a Participant’s retirement, termination or disability. However, upon death of a Participant, the surviving spouse or other designated beneficiary may choose to receive annual installment payments, up to a maximum of 10, from the Plan. Participants may elect to receive in-service withdrawals from their After-Tax account balances.

Administration

The Company is the named Plan administrator as defined in ERISA Section 3(16)(A). However, the Thrift Plan Committee of Caribbean Refrescos, Inc. (the “Committee”), on behalf of the Company and as designated in the Plan document, has substantial control of and discretion over the administration of the Plan. Banco Popular de Puerto Rico is the trustee of the Plan. Merrill Lynch, Pierce, Fenner & Smith Inc. is the custodian of the Plan (the “Custodian”), who performs custodial and recordkeeping services.

5

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 1 – Description of Plan (Continued)

Plan Termination

The Company expects the Plan to be continued indefinitely but reserves the right to terminate the Plan or to discontinue its contributions to the Plan at any time. In the event of termination, the Committee may either:

(a)	continue the Trust for as long as it considers advisable, or

(b)	terminate the Trust, pay all expenses from the Trust Fund, and direct the payment of Participant account balances, either in the form of lump-sum distributions, installment payments, or any other form selected by the Committee.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Valuation of Investments

The Plan’s investments are stated at fair value in accordance with Accounting Standards Codification Topic 820 “Fair Value Measurements and Disclosures” (ASC 820). See Note 3 for fair value measurements.

Notes Receivable from Participants

Participant loans, which are classified as receivables, are stated at the unpaid principal balance plus any accrued but unpaid interest.

6

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 2 – Summary of Significant Accounting Policies (Continued)

Investment Transactions and Income

Investment transactions are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest is recognized on an accrual basis. The net appreciation or depreciation in fair value of investments consists of realized gains and losses and changes in unrealized gains or losses of these investments during the year. Realized gains and losses on investments are determined on the basis of average cost. Unrealized gains or losses on investments are based on changes in the market values or fair values of such investments.

Administrative Expenses

Certain administrative expenses were paid by the Plan, as permitted by the Plan document. All other administrative expenses were paid by the Company.

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820) - Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). The amendments in this ASU remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. This guidance also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Plan should apply the amendments retrospectively to all periods presented and earlier application is permitted Plan management is currently evaluating the impact of adopting this guidance on the financial statements.

7

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3 – Fair Value Measurements

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC 820 established a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•  Level 1 — Quoted prices in active markets for identical assets or liabilities.

• Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

• Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The fair values of investments as of December 31, 2014 are summarized in the table below:

	Level 1	Level 2	Level 3	Total
U.S. equity securities:
Company common stock	$24,988,745	$—	$—	$24,988,745
Collective trust funds	—	520,417	—	520,417
Mutual funds	2,824,572	—	—	2,824,572
International equity securities:
Mutual funds	522,003	—	—	522,003
Collective trust funds	—	171,595	—	171,595
Allocation funds:
Mutual funds	975,276	—	—	975,276
Fixed income securities:
Mutual funds	1,862,285	—	—	1,862,285
Money market funds	—	4,404,501	—	4,404,501
Total investments	$31,172,881	$5,096,513	$—	$36,269,394

8

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3 – Fair Value Measurements (Continued)

The fair values of investments as of December 31, 2013 are summarized in the table below:

	Level 1	Level 2	Level 3	Total
U.S. equity securities:
Company common stock	$26,038,305	$—	$—	$26,038,305
Collective trust funds	—	524,262	—	524,262
Mutual funds	2,700,514	—	—	2,700,514
International equity securities:
Mutual funds	657,524	—	—	657,524
Collective trust funds	—	224,431	—	224,431
Allocation funds:
Mutual funds	681,556	—	—	681,556
Fixed income securities:
Mutual funds	1,767,245	—	—	1,767,245
Money market funds	—	4,957,007	—	4,957,007
Total investments	$31,845,144	$5,705,700	$—	$37,550,844

The investment in common stock of The Coca-Cola Company is valued at the closing price per share as reported on the New York Stock Exchange and is classified as Level 1.

The investments in mutual funds are valued at the publicly quoted net asset value (“NAV”) of the funds. These funds are registered with the Securities and Exchange Commission under the Investment Company Act of 1940. These investments are actively traded and are classified as Level 1.

Collective trust funds are similar to mutual funds, with an investment manager and written investment objectives, but are not open to the public. Collective trust funds are formed by combining investments of institutional investors, such as pension plans, to result in cost savings over other investment structures such as mutual funds. The Plan’s collective trust funds consist of a small cap value equity trust with an investment objective of long-term capital appreciation and an international equity trust with an investment objective of total return through capital appreciation and current income. The collective trust funds have no redemption restrictions or unfunded commitments. The collective trust funds’ redemption frequency is daily and there is no redemption notice. These funds are valued based on NAV determined by the investment manager based on the fair value of the underlying assets net of liabilities divided by the number of outstanding units of the trust on its valuation date. The Plan’s collective trust funds are classified as Level 2.

Money market funds are stated at cost plus accrued interest, which approximates fair value. The Plan’s money market funds are classified as Level 2.

The Plan’s valuation methods used to measure fair value of its investments may produce fair values that may not be indicative of a future sale, or reflective of future fair values. The use of different methods to determine the fair value of investments could result in different estimates of fair value at the reporting date.

9

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 4 – Investments

The fair value of individual investments that represented 5% or more of the Plan’s net assets as of December 31, 2014 and 2013 was as follows:

	2014	2013
Common stock of The Coca-Cola Company	$24,988,745	$26,038,305
BlackRock FFI Government Fund	$4,397,133	$4,878,174

During the year ended December 31, 2014, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Common stock of The Coca-Cola Company	$694,708
Mutual funds	(6,385)
Collective trust funds	51,047
Net appreciation in fair value of investments	$739,370

Note 5 – Transactions with Parties-in-Interest

During the year ended December 31, 2014, the Plan had the following transactions relating to common stock of The Coca-Cola Company:

	Shares	Fair Value
Purchases	164,630	$6,727,938
Sales	203,075	$8,472,206
Dividends received	N/A	$738,641

 The Plan held the following investments in common stock of The Coca-Cola Company:

	Shares	Fair Value
December 31, 2014	591,870	$24,988,745
December 31, 2013	630,315	$26,038,305

The Plan’s investment in the Government Fund is managed by Blackrock, Inc. an affiliate of the Custodian. Therefore, transactions in this fund qualify as party-in-interest.

10

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 6 – Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 7 – Income Tax Status

The Plan qualifies under Sections 165(a) and 165(e) of the Puerto Rico Income Tax Act of 1954 (the “Act”), as amended (for applicable tax years), Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994, as amended (for applicable tax years), and Sections 1081.01(a) and 1081.01(d) of the Puerto Rico Internal Revenue Code of 2011, as amended (for applicable tax years) and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the applicable tax requirements to maintain its qualification. The Plan obtained a determination letter on October 19, 1990, in which the Puerto Rico Department of the Treasury ruled that the Plan, as then designed, was in compliance with the applicable requirements of the Act. The Plan has been amended subsequent to receiving this determination letter. The Plan obtained letters on October 22, 1998, September 27, 2000, February 16, 2012 and February 10, 2014, in which the Puerto Rico Department of the Treasury ruled that the amendments did not affect the qualified status of the Plan. The February 10, 2014 letter provides that the Plan constitutes a qualified retirement plan that satisfies the rules of the Puerto Rico Internal Revenue Code of 2011, as amended. The Committee believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

11

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

EIN: 66-0276572 PN: 001

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2014

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date rate of interest, collateral, par, or maturity value	(e) Current value

	MONEY MARKET FUNDS:

*	BlackRock, Inc.	FFI Government Fund	$4,397,133

*	Bank of America, N.A.	Cash Management Account	7,368

	Total Money Market Funds		4,404,501

	COMMON STOCK:

*	The Coca-Cola Company	Common Stock	24,988,745

	COLLECTIVE TRUST FUNDS:

	Invesco	U.S. Quantitative Small Value Trust	520,417

	Invesco	International Equity Trust	171,595

	Total Collective Trust Funds		692,012

	MUTUAL FUNDS:

	Dodge & Cox	Income Fund	661,948

	Dodge & Cox	International Stock Fund	344,353

	Janus	Overseas Fund	177,650

	Janus	Perkins Mid Cap Value Fund	384,188

	Janus	Balanced Fund Class I	474,593

	Invesco	Global Growth Fund	320,337

	Invesco	U.S. Government Fund	666,726

	Invesco	Van Kampen American Franchise Fund	626,560

	Invesco	Van Kampen Equity and Income Fund	73,089

	Pimco	Total Return Fund	533,611

	Prudential Jennison	Mid-Cap Fund	668,837

12

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

EIN: 66-0276572 PN: 001

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2014

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date rate of interest, collateral, par, or maturity value	(e) Current value

	MUTUAL FUNDS (CONTINUED):

	T. Rowe Price	Equity Index 500 Fund	751,561

	T. Rowe Price	Retirement Income Fund	15,756

	T. Rowe Price	Retirement 2015 Fund	57,077

	T. Rowe Price	Retirement 2020 Fund	214,531

	T. Rowe Price	Retirement 2025 Fund	155,351

	T. Rowe Price	Retirement 2030 Fund	8,617

	T. Rowe Price	Retirement 2035 Fund	5,732

	T. Rowe Price	Retirement 2040 Fund	305

	T. Rowe Price	Retirement 2045 Fund	536

	T. Rowe Price	Retirement 2050 Fund	42,778

	Total Mutual Funds		6,184,136

	PARTICIPANT LOANS:

*	Participants	Loans with interest rates ranging from
		4.25% to 10.0%. Maturities through 2019.	718,135

	TOTAL ASSETS (HELD AT END OF YEAR)		$36,987,529

*	Party-in-interest

Note: Column (d) cost is not required for participant-directed investments.

13

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Thrift Plan Committee of Caribbean Refrescos, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
(Name of Plan)

By:	/s/ MYRNA MERCED
Myrna Merced
Chairperson, Thrift Plan Committee of
Caribbean Refrescos, Inc.

Date: June 29, 2015

14

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm